SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2012
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended September 30, 2012

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On November 9, 2012, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2012 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending and/or future legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand. Risks and uncertainties also include the impact of any future events with material adverse impact.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012	Fiscal Year Ended March 31, 2012
Sales and operating revenue	3,069,910	3,119,842	6,493,212
Operating income (loss)	25,865	36,526	(67,275)
Income (loss) before income taxes	23,214	29,063	(83,186)
Net loss attributable to Sony Corporation’s stockholders	(42,479)	(40,111)	(456,660)
Comprehensive loss	(140,401)	(77,441)	(428,413)
Total equity	2,777,826	2,328,229	2,490,107
Total assets	12,869,832	13,254,028	13,295,667
Net loss attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(42.33)	(39.97)	(455.03)
Net loss attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(42.33)	(39.97)	(455.03)
Ratio of stockholders’ equity to total assets (%)	18.4	14.1	15.3
Net cash provided by operating activities	149,312	49,437	519,539
Net cash used in investing activities	(417,735)	(470,826)	(882,886)
Net cash provided by financing activities	23,950	147,974	257,336
Cash and cash equivalents at end of the period	719,020	588,827	894,576

	Yen in millions, Yen per share amounts
	Three months Ended September 30, 2011	Three months Ended September 30, 2012
Sales and operating revenue	1,574,989	1,604,659
Net loss attributable to Sony Corporation’s stockholders	(26,977)	(15,470)
Net loss attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(26.88)	(15.41)

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).

3.	Consumption taxes are not included in sales and operating revenue.

4.	Total equity is presented based on U.S. GAAP.

5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.

6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2012.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2013.  For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 11. Business segment information”.

As of September 30, 2012, the Company had 1,316 subsidiaries and 108 affiliated companies, of which 1,292 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 100 affiliated companies.

II       State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

(2) Material Contracts

There were no material contracts executed during the three months ended September 30, 2012.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 27, 2012, as amended by the Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended September 30, 2012, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2012” submitted to the SEC on Form 6-K on November 1, 2012.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2012”
http://www.sec.gov/Archives/edgar/data/313838/000115752312005596/a50459459.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  Even though foreign exchange rates have fluctuated, there was no significant change in Sony’s risk hedging policy from the description in the Annual Report on Form 20-F and Amendment No. 1 on Form 20-F/A.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

During the three months ended September 30, 2012, the average rates of the yen were 78.6 yen against the U.S. dollar and 98.4 yen against the euro, which was 2.3 percent lower and 10.4 percent higher, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended September 30, 2012, sales were 1,604.7 billion yen, an increase of 1.9 percent year-on-year, while on a constant currency basis, sales increased approximately 3 percent year-on-year.  For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 30.3 billion yen was recorded for the three months ended September 30, 2012, compared to an operating loss of 1.6 billion yen in the same quarter of the previous fiscal year, an improvement of 31.9 billion yen year-on-year.  It would have increased by approximately 46.9 billion yen year-on-year on a constant currency basis.  Most of the unfavorable foreign exchange rate impact on consolidated operating income was attributable to the five Electronics segments.

The table below indicates the impact on sales and operating results of each of these five segments.  For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
					Change on		Impact of
		Second quarter ended			constant		changes in
		September 30		Change in	currency		foreign
		2011	2012	yen	basis		exchange rates
IP&S	Sales	219.1	182.6	- 16.7%	- 16	％	-1.8
	Operating income	15.8	2.6	- 13.2	- 10.6		- 2.7
Game	Sales	176.0	148.2	- 15.8%	- 14	％	- 2.9
	Operating income	3.0	2.3	- 0.7	＋2.9		- 3.6
MP&C	Sales	141.7	300.4	＋112.1%	＋125	％	-18.0
	Operating loss	(6.1)	(23.1)	- 17.0	- 15.1		-1.9
HE&S	Sales	314.8	236.0	- 25.0%	- 24	％	-1.9
	Operating loss	(41.8)	(15.8)	＋26.0	＋30.2		- 4.2
Devices	Sales	299.7	249.9	- 16.6%	- 16	％	- 2.4
	Operating income (loss)	(18.4)	29.8	＋48.2	＋51.7		- 3.5

In addition, sales for the Pictures segment decreased 3.7 percent year-on-year to 163.0 billion yen, approximately 6 percent on a constant currency (U.S. dollar) basis.  In the Music segment, sales decreased 4.3 percent year-on-year to 99.2 billion yen, approximately 6 percent on a constant currency basis.  Sony’s Financial Services segment consolidates the yen-based results of Sony Financial Holdings Inc.  As most of the operations in this segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended September 30, 2012.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and SGA expenses on a constant currency basis from sales on a constant currency basis.  Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended September 30, 2012.  In certain cases, most significantly in the Pictures segment, and Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the six-month period ended September 30, 2012, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2012” submitted to the SEC on Form 6-K on November 1, 2012.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2012”
http://www.sec.gov/Archives/edgar/data/313838/000115752312005596/a50459459.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Except as set forth below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  The change during the three months ended September 30, 2012 is indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

4. Creating new businesses and accelerating innovation

Sony will continue to aggressively promote innovation intended to deliver mid- to long-term growth, as well as the development of differentiating technologies that enhance core product value.  For example, Sony is targeting mid- to long-term growth in the medical and 4K businesses.  In the medical business Sony has already launched a range of medical peripherals such as printers, monitors, cameras, and recorders. Sony also plans to enter the medical equipment business, where its strengths in various core digital imaging technologies offer significant competitive advantages in applications such as endoscopes.  Furthermore, Sony plans to enter the life science business where it can leverage its expertise in technologies such as semiconductor lasers, image sensors and micro fabrication.  Sony is also drawing on its comprehensive strengths in audio and visual technologies to aggressively promote the growth of 4K technology, which delivers more than four times the resolution of Full HD.  Incorporation of Sony-developed technologies, such as image sensors, image processing compression LSIs and high-speed optical transmission modules into its professional-use and high-end consumer products will pave the way for Sony to continue to expand and enrich its 4K-compatible product lineup.  In an effort to create new businesses, Sony and Olympus Corporation (“Olympus”) entered into a business alliance agreement and a capital alliance agreement through a third-party allotment of Olympus’s common shares to Sony in September 2012, and the two companies agreed to establish a medical business venture.  (For further information on the capital alliance agreement, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Commitments, contingent liabilities and other”.)  Through the utilization of its leading-edge electronics technologies, such as digital imaging, 4K and 3D, Sony believes that it can create new business opportunities by offering innovative and competitive products in the area of surgical endoscopes and other related areas where future growth is anticipated.

iii) Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by the Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

There were the following significant changes in research and development activities for the period.

The R&D Platform and Common Software Platform were realigned in April 2012, as the System & Software Technology Platform, the Advanced Device Technology Platform and the Corporate R&D to implement a process of stringent selection and focus in the area of R&D, to enable the Company to optimize resource allocation, and to enhance R&D which leads to generation of new businesses and establishment of next generation basic technology .

In addition, System Technology Laboratory and New Business Creating Division were integrated and realigned in July 2012, as Business Design and Innovation Laboratory to strengthen the development of new businesses.

Research and development costs for the six months ended September 30, 2012 totaled 236.6 billion yen.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the commitment line and execution of syndicated loans below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans).  If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 748.2 billion yen in unused committed lines of credit as of September 30, 2012.  Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2014, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 2.02 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and its consolidated subsidiary, Sony Global Treasury Services Plc are defined as borrowers.  These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

Sony executed a syndicated loan totaling 65.0 billion yen in July 2012 (with a maturity of 3 to 6 years).  The proceeds of the loan were used for general corporate purposes.

III Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2012)	As of the filing date of the Quarterly Securities Report (November 9, 2012)
Common stock	1,004,638,164	1,004,638,164	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,638,164	1,004,638,164	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.

2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during November 2012, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Not applicable.

Note for readers of this English translation:

The above means that there was no issuance of SARs during the three months ended September 30, 2012.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From July 1 to September 30, 2012	—	1,004,638	—	630,923	—	837,611

Note:          The total number of shares issued, the amount of common stock and the legal capital surplus did not change  during the period from October 1, 2012 to October 31, 2012.

vi) Status of Major Shareholders
(As of September 30, 2012)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Co. LLC *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	69,745	6.94
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	62,660	6.24
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	49,363	4.91
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	22,958	2.29
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	13,683	1.36
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,373	1.13
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	10,977	1.09
Japan Trustee Services Bank, Ltd. (Trust account 6) *2	1-8-11, Harumi, Chuo-ku, Tokyo	10,970	1.09
Japan Trustee Services Bank, Ltd. (Trust account 3) *2	1-8-11, Harumi, Chuo-ku, Tokyo	10,330	1.03
Tam Two *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Riyadh, Kingdom of Saudi Arabia (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	9,982	0.99
Total		272,040	27.08

Notes:

*1.	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).

*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.

*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

vii) Status of Voting Rights

1) Shares Issued
(As of September 30, 2012)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,047,800	—	—
Shares with full voting rights (Others)	1,001,146,400	10,011,464	—
Shares constituting less than one full unit	2,443,964	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,004,638,164	—	—
Total voting rights held by all shareholders	—	10,011,464	—

Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of September 30, 2012)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,047,800	—	1,047,800	0.10
Total	—	1,047,800	—	1,047,800	0.10

Note:
In addition to the 1,047,800 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

(2)       Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2012 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV          Financial Statements

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2012	At September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	894,576	588,827
Marketable securities	680,913	634,395
Notes and accounts receivable, trade	840,924	791,297
Allowance for doubtful accounts and sales returns	(71,009)	(56,246)
Inventories	707,052	838,102
Other receivables	202,044	207,592
Deferred income taxes	36,769	37,258
Prepaid expenses and other current assets	463,693	430,412
Total current assets	3,754,962	3,471,637

Film costs	270,048	253,460

Investments and advances:
Affiliated companies	36,800	60,235
Securities investments and other	6,282,676	6,644,691
	6,319,476	6,704,926

Property, plant and equipment:
Land	139,413	138,168
Buildings	817,730	800,354
Machinery and equipment	1,957,134	1,944,492
Construction in progress	35,648	38,691
	2,949,925	2,921,705
Less – Accumulated depreciation	2,018,927	2,011,272
	930,998	910,433

Other assets:
Intangibles, net	503,699	470,965
Goodwill	576,758	579,219
Deferred insurance acquisition costs	441,236	446,530
Deferred income taxes	100,460	102,490
Other	398,030	314,368
	2,020,183	1,913,572

Total assets	13,295,667	13,254,028
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2012	At September 30, 2012
LIABILITIES
Current liabilities:
Short-term borrowings	99,878	285,605
Current portion of long-term debt	310,483	119,514
Notes and accounts payable, trade	758,680	670,803
Accounts payable, other and accrued expenses	1,073,241	958,046
Accrued income and other taxes	63,396	59,927
Deposits from customers in the banking business	1,761,137	1,819,396
Other	463,166	432,023
Total current liabilities	4,529,981	4,345,314

Long-term debt	762,226	871,424
Accrued pension and severance costs	309,375	299,248
Deferred income taxes	284,499	302,677
Future insurance policy benefits and other	3,208,843	3,372,148
Policyholders’ account in the life insurance business	1,449,644	1,505,206
Other	240,978	227,390
Total liabilities	10,785,546	10,923,407
Redeemable noncontrolling interest	20,014	2,392
Commitments and contingent liabilities

EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2012–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164	630,923
At September 30, 2012–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164		630,923
Additional paid-in capital	1,160,236	1,127,275
Retained earnings	1,084,462	1,031,804
Accumulated other comprehensive income –
Unrealized gains on securities, net	64,882	77,783
Unrealized losses on derivative instruments, net	(1,050)	(913)
Pension liability adjustment	(186,833)	(183,326)
Foreign currency translation adjustments	(719,092)	(803,657)
	(842,093)	(910,113)
Treasury stock, at cost
Common stock
At March 31, 2012–1,061,803 shares	(4,637)
At September 30, 2012–1,047,828 shares		(4,543)
	2,028,891	1,875,346
Noncontrolling interests	461,216	452,883
Total equity	2,490,107	2,328,229

Total liabilities and equity	13,295,667	13,254,028

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2011	2012
Sales and operating revenue:
Net sales	2,648,136	2,636,714
Financial services revenue	384,262	424,362
Other operating revenue	37,512	58,766
	3,069,910	3,119,842
Costs and expenses:
Cost of sales	2,015,546	2,051,409
Selling, general and administrative	665,539	678,209
Financial services expenses	330,133	364,130
Other operating (income) expense, net	29,114	(13,837)
	3,040,332	3,079,911
Equity in net loss of affiliated companies	(3,713)	(3,405)
Operating income	25,865	36,526
Other income:
Interest and dividends	6,615	8,908
Foreign exchange gain, net	1,950	—
Other	5,592	2,150
	14,157	11,058
Other expenses:
Interest	12,561	13,475
Loss on devaluation of securities investments	814	189
Foreign exchange loss, net	—	1,692
Other	3,433	3,165
	16,808	18,521
Income before income taxes	23,214	29,063
Income taxes	45,892	42,010
Net loss	(22,678)	(12,947)
Less - Net income attributable to noncontrolling interests	19,801	27,164
Net loss attributable to Sony Corporation’s stockholders	(42,479)	(40,111)

	Yen
	Six months ended September 30
	2011	2012
Per share data:
Net loss attributable to Sony Corporation’s stockholders
– Basic	(42.33)	(39.97)
– Diluted	(42.33)	(39.97)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2011	2012
Sales and operating revenue:
Net sales	1,372,196	1,341,262
Financial services revenue	183,359	230,645
Other operating revenue	19,434	32,752
	1,574,989	1,604,659
Costs and expenses:
Cost of sales	1,041,977	1,044,996
Selling, general and administrative	345,393	331,459
Financial services expenses	158,485	198,478
Other operating (income) expense, net	31,891	(3,651)
	1,577,746	1,571,282
Equity in net income (loss) of affiliated companies	1,122	(3,126)
Operating income (loss)	(1,635)	30,251
Other income:
Interest and dividends	2,341	3,198
Foreign exchange gain, net	5,585	—
Other	3,274	953
	11,200	4,151
Other expenses:
Interest	6,449	5,912
Loss on devaluation of securities investments	536	187
Foreign exchange loss, net	—	7,114
Other	2,485	1,539
	9,470	14,752
Income before income taxes	95	19,650
Income taxes	18,358	22,008
Net loss	(18,263)	(2,358)
Less - Net income attributable to noncontrolling interests	8,714	13,112
Net loss attributable to Sony Corporation’s stockholders	(26,977)	(15,470)

	Yen
	Three months ended September 30
	2011	2012
Per share data:
Net loss attributable to Sony Corporation’s stockholders
– Basic	(26.88)	(15.41)
– Diluted	(26.88)	(15.41)

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2011	2012
Net loss	(22,678)	(12,947)
Other comprehensive income, net of tax ―
Unrealized gains on securities	19,095	18,652
Unrealized gains on derivative instruments	1,829	137
Pension liability adjustment	2,078	2,046
Foreign currency translation adjustments	(140,725)	(85,329)
Total comprehensive loss	(140,401)	(77,441)
Less – Comprehensive income attributable to noncontrolling interests	25,842	30,690
Comprehensive loss attributable to Sony Corporation’s stockholders	(166,243)	(108,131)

	Yen in millions
	Three months ended September 30
	2011	2012
Net loss	(18,263)	(2,358)
Other comprehensive income, net of tax ―
Unrealized gains on securities	706	18,545
Unrealized gains (losses) on derivative instruments	1,377	(29)
Pension liability adjustment	1,505	436
Foreign currency translation adjustments	(111,302)	(6,190)
Total comprehensive income (loss)	(125,977)	10,404
Less – Comprehensive income attributable to noncontrolling interests	8,255	16,821
Comprehensive loss attributable to Sony Corporation’s stockholders	(134,232)	(6,417)

The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2011	2012
Cash flows from operating activities:
Net loss	(22,678)	(12,947)
Adjustments to reconcile net loss to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	161,566	163,521
Amortization of film costs	77,394	85,707
Stock-based compensation expense	1,165	764
Accrual for pension and severance costs, less payments	127	(3,120)
Other operating (income) expense, net	29,114	(13,837)
Loss on devaluation of securities investments	814	189
Loss on revaluation of marketable securities held in the financial service business for trading purpose, net	24,513	16,538
Loss on revaluation or impairment of securities investments held in the financial service business, net	8,770	3,175
Deferred income taxes	(15,759)	3,905
Equity in net loss of affiliated companies, net of dividends	19,078	3,734
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(26,568)	(16,944)
Increase in inventories	(197,318)	(159,456)
Increase in film costs	(91,296)	(84,164)
(Decrease) increase in notes and accounts payable, trade	75,387	(55,729)
(Decrease) increase in accrued income and other taxes	10,265	(5,786)
Increase in future insurance policy benefits and other	140,622	161,526
Increase in deferred insurance acquisition costs	(35,172)	(36,011)
Increase in marketable securities held in the financial service business for trading purpose	(16,304)	(13,725)
(Increase) decrease in other current assets	(91,790)	3,863
(Decrease) increase in other current liabilities	16,539	(48,879)
Other	80,843	57,113
Net cash provided by operating activities	149,312	49,437

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2011	2012
Cash flows from investing activities:
Payments for purchases of fixed assets	(184,209)	(151,314)
Proceeds from sales of fixed assets	6,124	17,801
Payments for investments and advances by financial service business	(503,407)	(528,155)
Payments for investments and advances (other than financial service business)	(11,095)	(33,884)
Proceeds from sales or return of investments and collections of advances by financial service business	247,931	178,266
Proceeds from sales or return of investments and collections of advances (other than financial service business)	21,344	21,403
Proceeds from sales of businesses	2,502	51,831
Other	3,075	(26,774)
Net cash used in investing activities	(417,735)	(470,826)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	839	149,521
Payments of long-term debt	(77,737)	(227,185)
Increase in short-term borrowings, net	77,897	185,580
Increase in deposits from customers in the financial service business, net	42,346	115,590
Dividends paid	(12,505)	(12,488)
Payment for purchase of So-net shares from noncontrolling interests	－	(54,920)
Other	(6,890)	(8,124)
Net cash provided by financing activities	23,950	147,974
Effect of exchange rate changes on cash and cash equivalents	(50,919)	(32,334)
Net decrease in cash and cash equivalents	(295,392)	(305,749)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576
Cash and cash equivalents at end of the period	719,020	588,827

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP.  These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)  Recently adopted accounting pronouncements:

Accounting for costs associated with acquiring or renewing insurance contracts -

In October 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for costs associated with acquiring or renewing insurance contracts.  Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs.  An entity may defer incremental direct costs of contract acquisitions that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts.  Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.  This guidance was effective for Sony as of April 1, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -

In September 2011, the FASB issued a new standard to simplify how an entity tests goodwill for impairment.  The new standard allows companies an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test.  Under the new standard, a company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  This standard was effective for Sony as of April 1, 2012. 　The adoption of this standard did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -

In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income.  The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively.  Subsequently, in December 2011, the FASB issued updated accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  The remaining requirements of the guidance issued in June 2011 become effective as originally issued.  The guidance was effective for Sony as of April 1, 2012.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

(2)	Change in depreciation method:

Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method.  Concurrently, estimated useful lives for certain assets were also changed.  Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated.  The net effect of the changes caused a decrease in depreciation expense of 2,493 million yen and 5,233 million yen for the three and six months ended September 30, 2012, respectively, which is primarily included in cost of sales in the consolidated statements of income.  Net loss attributable to Sony Corporation’s stockholders, basic net loss per share attributable to Sony Corporation’s stockholders and diluted net loss per share attributable to Sony Corporation’s stockholders decreased by 2,307 million yen, 2.30 yen and 2.30 yen, respectively, for the three ended September 30, 2012, and decreased by 4,103 million yen, 4.09 yen and 4.09 yen, respectively, for the six months ended September 30, 2012.

(3)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(4)	Out of period adjustment:

In the first quarter of the fiscal year ended March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary.  The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ended March 31, 2012.  The adjustment, which primarily related to the Home Entertainment & Sound segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, decreased income before income taxes in consolidated statements of income by 4,413 million yen for the six months ended September 30, 2011.  Sony determined that the adjustment was not material to the consolidated financial statements for the three and six months ended September 30, 2011 or any prior annual or interim periods and for the year ended March 31, 2012.

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2012				September 30, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,036,946	55,384	(879)	1,091,451	1,082,571	76,594	(750)	1,158,415

Japanese local government bonds	33,513	163	(1)	33,675	66,810	174	(16)	66,968

Japanese corporate bonds	293,885	1,489	(224)	295,150	250,953	1,397	(134)	252,216

Foreign corporate bonds	377,609	4,705	(7,063)	375,251	386,333	3,384	(6,463)	383,254

Other	22,383	1,548	(6)	23,925	21,341	1,501	—	22,842
	1,764,336	63,289	(8,173)	1,819,452	1,808,008	83,050	(7,363)	1,883,695

Equity securities	60,694	53,016	(1,513)	112,197	52,660	54,174	(7,114)	99,720

Held-to-maturity securities:
Japanese national government bonds	3,404,069	157,740	(4,499)	3,557,310	3,634,427	206,922	(1,161)	3,840,188

Japanese local government bonds	12,592	277	—	12,869	10,968	339	(0)	11,307

Japanese corporate bonds	31,379	1,501	—	32,880	30,145	1,887	—	32,032

Foreign corporate bonds	46,441	10	—	46,451	43,709	12	—	43,721
	3,494,481	159,528	(4,499)	3,649,510	3,719,249	209,160	(1,161)	3,927,248

Total	5,319,511	275,833	(14,185)	5,581,159	5,579,917	346,384	(15,638)	5,910,663

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	214,036	219,455	—	433,491	433,491	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,091,451	—	1,091,451	23,267	1,068,184	—	—
Japanese local government bonds	—	33,675	—	33,675	1,405	32,270	—	—
Japanese corporate bonds	—	293,637	1,513	295,150	123,434	171,716	—	—
Foreign corporate bonds	—	359,960	15,291	375,251	75,764	299,487	—	—
Other	—	23,616	309	23,925	—	23,925	—	—
Equity securities	111,517	680	—	112,197	—	112,197	—	—
Other investments *1	5,475	4,592	73,451	83,518	—	83,518	—	—
Derivative assets *2	—	18,518	—	18,518	—	—	18,513	5
Total assets	331,028	2,045,584	90,564	2,467,176	657,361	1,791,297	18,513	5
Liabilities:
Derivative liabilities *2	—	41,218	—	41,218	—	—	40,034	1,184
Total liabilities	—	41,218	—	41,218	—	—	40,034	1,184

	Yen in millions
	September 30, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	205,732	224,381	—	430,113	430,113	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,158,415	—	1,158,415	29,484	1,128,931	—	—
Japanese local government bonds	—	66,968	—	66,968	1,402	65,566	—	—
Japanese corporate bonds	—	250,002	2,214	252,216	88,580	163,636	—	—
Foreign corporate bonds	—	365,309	17,945	383,254	68,860	314,394	—	—
Other	—	22,526	316	22,842	178	22,664	—	—
Equity securities	98,898	822	—	99,720	—	99,720	—	—
Other investments *1	5,251	4,280	70,252	79,783	—	79,783	—	—
Derivative assets *2	—	13,919	—	13,919	—	—	13,872	47
Total assets	309,881	2,106,622	90,727	2,507,230	618,617	1,874,694	13,872	47
Liabilities:
Derivative liabilities *2	—	43,359	—	43,359	—	—	42,443	916
Total liabilities	—	43,359	—	43,359	—	—	42,443	916

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2011 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	4	62	66
Stock-based compensation	1,110		1,110
Comprehensive income:
Net income (loss)	(42,479)	19,801	(22,678)
Other comprehensive income, net of tax ―
Unrealized gains on securities	11,892	7,203	19,095
Unrealized gains on derivative instruments	1,829		1,829
Pension liability adjustment	2,078		2,078
Foreign currency translation adjustments	(139,563)	(1,162)	(140,725)
Total comprehensive income (loss)	(166,243)	25,842	(140,401)
Dividends declared	(12,545)	(6,101)	(18,646)
Transactions with noncontrolling interests shareholders and other	(1,468)	586	(882)
Balance at September 30, 2011	2,368,845	408,981	2,777,826

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2012 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	2,028,891	461,216	2,490,107
Exercise of stock acquisition rights		79	79
Stock-based compensation	730		730
Comprehensive income:
Net income (loss)	(40,111)	27,164	(12,947)
Other comprehensive income, net of tax ―
Unrealized gains on securities	12,901	5,751	18,652
Unrealized gains on derivative instruments	137		137
Pension liability adjustment	3,506	(1,460)	2,046
Foreign currency translation adjustments	(84,564)	(765)	(85,329)
Total comprehensive income (loss)	(108,131)	30,690	(77,441)
Dividends declared	(12,545)	(7,350)	(19,895)
Transactions with noncontrolling interests shareholders and other	(33,599)	(31,752)	(65,351)
Balance at September 30, 2012	1,875,346	452,883	2,328,229

For the six months ended September 30, 2011, there was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity.  For the six months ended September 30, 2012, Sony Corporation conducted a tender offer in September 2012 to purchase an additional 96,511 common shares of its subsidiary So-net Entertainment Corporation which resulted in a decrease in additional paid-in capital of 33,638 million yen as an equity transaction with noncontrolling interests.

5. Thai Floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods (the “Floods”).  The Floods caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand.  In addition, the Floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

Insurance claims in the amount of 41,172 million yen were agreed to by the insurance carriers for the six months ended September 30, 2012 and were fully received by October 2012.  Insurance claims agreed to by the insurance carriers for the three months ended September 30, 2012 were 19,365 million yen and a substantial portion was received in October 2012.  Of the total agreed amount of 41,172 million yen, 33,553 million yen related to insurance recoveries for fixed assets, inventories and additional expenses, and business interruption insurance recoveries which applied to the lost profit that occurred from January 1, 2012 to May 31, 2012 in addition to the unsettled portion of insurance claimed in the fiscal year ended March 31, 2012.  The remaining 7,619 million yen mainly related to insurance claims deemed probable of collection and recorded as receivables in the fiscal year ended March 31, 2012.  The recoveries were primarily recorded in other operating revenue and other operating (income) expense, net in the consolidated statements of income and offset charges relating to damages and losses, resulting in a net benefit of 13,230 million yen and 29,676 million yen during the three and six months ended September 30, 2012, respectively.

6. EMI Music Publishing investment

On June 29, 2012, an investor group which included a wholly owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing.  To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars.  Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest.  Nile Acquisition LLC is a joint venture with the third party investor of Sony’s U.S. based music publishing subsidiary in which Sony holds a 74.9% ownership interest.  In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary will provide administration services to DHP (the “Administration Agreement”).  Sony accounts for its interest in DHP under the equity method.  DHP was determined to be a variable interest entity (“VIE”) as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement.  Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquision and retention of copyrights and the licensing of songs.  These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such Sony is not the primary beneficiary of the VIE.  At September 30, 2012, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 286 million U.S. dollars and a net receivable balance of 9 million U.S. dollars.  Sony’s maximum exposure to losses as of September 30, 2012 are the aggregate amounts recorded on its balance sheet of 295 million U.S. dollars.

7. Chemical products related business divestiture

On September 28, 2012, Sony sold the chemical products related business, which was included in the Devices segment, to the Development Bank of Japan (“DBJ”).  As a result of the transaction, the transfer of Sony’s domestic and overseas operations of the chemical products related business, including all shares in Sony Chemical & Information Device Corporation, to DBJ has been completed.  The sale resulted in net cash proceeds of 51,831 million yen, subject to the finalization of certain post-closing conditions and adjustments, and a gain of 8,184 million yen, recorded in other operating (income) expense in the consolidated statements of income, for the three months ended September 30, 2012.

8. Acquisition of Gaikai

On August 10, 2012, Sony acquired Gaikai Inc. (“Gaikai”) for total cash consideration of 28,167 million yen.  Gaikai has developed a high quality, fast interactive cloud-streaming platform that enables streaming of a broad array of content ranging from immersive core games with rich graphics to casual content to a wide variety of devices via the internet.

9. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the six and three months ended September 30, 2011 and 2012 is as follows:

	Yen in millions
	Six months ended September 30
	2011	2012
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(42,479)	(40,111)

	Thousands of shares
Weighted-average shares outstanding	1,003,577	1,003,583
Effect of dilutive securities:
Stock acquisition rights	—	—
Convertible bonds	—	—
Weighted-average shares for diluted EPS computation	1,003,577	1,003,583

	Yen
Basic EPS	(42.33)	(39.97)
Diluted EPS	(42.33)	(39.97)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the six months ended September 30, 2011 and 2012 were 19,887 thousand shares and 21,882 thousand shares, respectively.  All potential shares were excluded as anti-dilutive for the six months ended September 30, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

	Yen in millions
	Three months ended September 30
	2011	2012
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(26,977)	(15,470)

	Thousands of shares
Weighted-average shares outstanding	1,003,582	1,003,591
Effect of dilutive securities:
Stock acquisition rights	—	—
Convertible bonds	—	—
Weighted-average shares for diluted EPS computation	1,003,582	1,003,591

	Yen
Basic EPS	(26.88)	(15.41)
Diluted EPS	(26.88)	(15.41)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the three months ended September 30, 2011 and 2012 were 19,887 thousand shares and 21,882 thousand shares, respectively.  All potential shares were excluded as anti-dilutive for the three months ended September 30, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

10. Commitments, contingent liabilities and other

(1)  Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of September 30, 2012, the total unused portion of the lines of credit extended under these contracts was 19,659 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at September 30, 2012 amounted to 290,571 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  As of September 30, 2012, such commitments outstanding were 29,211 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of September 30, 2012, these subsidiaries were committed to make payments under such contracts of 100,786 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of September 30, 2012, these subsidiaries were committed to make payments of 42,320 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights.  These contracts cover various periods mainly within 10 years.  As of September 30, 2012, Sony has committed to make payments of 50,519 million yen under such long-term contracts.

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer.  As a result, as of September 30, 2012, Sony recorded 22,698 million yen in other current liabilities and 25,220 million yen in other long-term liabilities based on anticipated delivery dates.  The advance payment is subject to reimbursement under certain contingent conditions of the contract, including a downgrade of Sony’s credit rating by either S&P (lower than “BBB”) or Moody’s (lower than “Baa2”).  The advance payment amounts will be reduced at the time of future product sales to the commercial customer.

On June 12, 2012, Sony entered into an agreement to acquire approximately 32% of shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India.  The agreement will bring Sony’s interest in MSM to approximately 94%.  The closing for this transaction is expected to take place by the end of December 2012, subject to receipt of any necessary government approval and customary closing conditions.  Sony will pay total cash consideration of 271 million U.S. dollars, with 145 million U.S. dollars expected to be paid by Sony at the closing of the acquisition and the remaining 126 million U.S. dollars to be paid in three equal annual installments starting from the fiscal year ending March 31, 2014.

On September 28, 2012, Sony entered into a business alliance agreement and capital alliance agreement with Olympus Corporation (“Olympus”).  Under the terms of the capital alliance agreement, Olympus will issue 34,387,900 common shares at 1,454 yen per share to Sony through a third-party allotment in two tranches.  Accordingly, Sony made an investment of 19,047 million yen on October 23, 2012 for the first third-party allotment of 13,100,000 shares and acquired 4.35% of the total voting rights of Olympus.  The payment period for the second third-party allotment of 21,287,900 shares is October 23, 2012 through February 28, 2013.  Subject to all closing conditions, including necessary regulatory approvals, under the capital alliance agreement, Sony will make the additional investment of 30,953 million yen.  For the second third-party allotment, Sony expects to acquire an additional 7.07% of the total voting rights of Olympus.  As a result, Sony expects to increase its ownership of the total voting rights of Olympus to 11.46%.

(2)  Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 77,017 million yen at September 30, 2012.  The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral.  At September 30, 2012, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in the secondary batteries market.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of November 9, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.   Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)  Redeemable noncontrolling interest:

In April 2009, Sony sold a portion of its 50% ownership interest in Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business, to the other investor in GSN.  In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (the “Current Investor”).  As part of the acquisition, Sony obtained a controlling interest in GSN and, as a result, consolidated GSN.  In connection with this transaction, Sony granted a put right to the Current Investor for an additional 18% interest in GSN.   In September 2012, the Current Investor exercised its put right to sell an 18% interest in GSN to Sony for 234 million U.S. dollars (the “GSN Share Purchase”).  The GSN Share Purchase is subject to regulatory and other approvals.  Prior to exercise, the put right was accounted for as redeemable securities and was reported in the mezzanine equity section in the consolidated balance sheets.  After exercise, the put right is accounted for as a liability and is reported within other current liabilities and other liabilities in the consolidated balance sheets.

11. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are included in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”), and Devices segments, as well as All Other.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  In connection with this realignment, both sales and operating revenue and operating income (loss) of each segment in the second quarter ended September 30, 2011 have been restated to conform to the current quarter’s presentation.  The Pictures, Music and Financial Services segments remain unchanged.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2011	2012
Sales and operating revenue:
Imaging Products & Solutions -
Customers	396,465	374,670
Intersegment	2,772	1,671
Total	399,237	376,341
Game -
Customers	256,296	189,340
Intersegment	57,666	76,794
Total	313,962	266,134
Mobile Products & Communications -
Customers	264,200	575,874
Intersegment	97	10,120
Total	264,297	585,994
Home Entertainment & Sound -
Customers	655,705	487,671
Intersegment	248	122
Total	655,953	487,793
Devices -
Customers	349,672	300,240
Intersegment	203,976	166,940
Total	553,648	467,180
Pictures -
Customers	313,627	316,144
Intersegment	103	235
Total	313,730	316,379
Music -
Customers	207,726	193,472
Intersegment	5,530	4,602
Total	213,256	198,074
Financial Services -
Customers	384,262	424,362
Intersegment	1,475	1,554
Total	385,737	425,916
All Other -
Customers	209,878	233,345
Intersegment	29,422	25,741
Total	239,300	259,086
Corporate and elimination	(269,210)	(263,055)
Consolidated total	3,069,910	3,119,842

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended September 30
	2011	2012
Sales and operating revenue:
Imaging Products & Solutions -
Customers	217,329	181,364
Intersegment	1,803	1,209
Total	219,132	182,573
Game -
Customers	140,863	106,451
Intersegment	35,154	41,702
Total	176,017	148,153
Mobile Products & Communications -
Customers	141,595	293,755
Intersegment	55	6,618
Total	141,650	300,373
Home Entertainment & Sound -
Customers	314,658	235,966
Intersegment	142	39
Total	314,800	236,005
Devices -
Customers	181,359	162,358
Intersegment	118,383	87,537
Total	299,742	249,895
Pictures -
Customers	169,251	162,846
Intersegment	80	146
Total	169,331	162,992
Music -
Customers	100,396	96,770
Intersegment	3,242	2,462
Total	103,638	99,232
Financial Services -
Customers	183,359	230,645
Intersegment	740	776
Total	184,099	231,421
All Other -
Customers	109,928	121,523
Intersegment	14,578	13,234
Total	124,506	134,757
Corporate and elimination	(157,926)	(140,742)
Consolidated total	1,574,989	1,604,659

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2011	2012
Operating income (loss):
Imaging Products & Solutions	28,293	15,202
Game	7,053	(1,270)
Mobile Products & Communications	(4,501)	(51,237)
Home Entertainment & Sound	(55,392)	(25,798)
Devices	(13,106)	45,721
Pictures	24,906	3,005
Music	18,420	15,125
Financial Services	53,174	58,792
All Other	(23,168)	(15,015)
Total	35,679	44,525
Corporate and elimination	(9,814)	(7,999)
Consolidated operating income	25,865	36,526
Other income	14,157	11,058
Other expenses	(16,808)	(18,521)
Consolidated income before income taxes	23,214	29,063

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Telefonaktiebolaget LM Ericsson at the time of the acquisition of Sony Mobile Communications AB (formerly known as Sony Ericsson Mobile Communications AB), which are not allocated to segments.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the six months ended September 30, 2011 and 2012 were 55,504 million yen and 16,814 million yen, respectively.  The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

	Yen in millions
	Three months ended September 30
	2011	2012
Operating income (loss):
Imaging Products & Solutions	15,809	2,593
Game	2,989	2,279
Mobile Products & Communications	(6,057)	(23,098)
Home Entertainment & Sound	(41,763)	(15,812)
Devices	(18,409)	29,775
Pictures	20,604	7,877
Music	6,326	7,850
Financial Services	24,478	31,207
All Other	(8,187)	(5,912)
Total	(4,210)	36,759
Corporate and elimination	2,575	(6,508)
Consolidated operating income (loss)	(1,635)	30,251
Other income	11,200	4,151
Other expenses	(9,470)	(14,752)
Consolidated income before income taxes	95	19,650

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Telefonaktiebolaget LM Ericsson at the time of the acquisition of Sony Mobile Communications AB (formerly known as Sony Ericsson Mobile Communications AB), which are not allocated to segments.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the three months ended September 30, 2011 and 2012 were 40,720 million yen and 10,175 million yen, respectively.  The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the following segments: IP&S, MP&C, HE&S and Devices.  The IP&S, MP&C, HE&S and Devices segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2011	2012
Imaging Products & Solutions
Digital Imaging Products	270,302	238,486
Professional Solutions	121,472	126,991
Other	4,691	9,193
Total	396,465	374,670

Game	256,296	189,340

Mobile Products & Communications
Mobile Communications	—	352,149
Personal and Mobile Products	261,394	220,996
Other	2,806	2,729
Total	264,200	575,874

Home Entertainment & Sound
Televisions	455,774	303,698
Audio and Video	195,691	180,947
Other	4,240	3,026
Total	655,705	487,671

Devices
Semiconductors	193,968	145,264
Components	153,523	147,940
Other	2,181	7,036
Total	349,672	300,240

Pictures	313,627	316,144
Music	207,726	193,472
Financial Services	384,262	424,362
All Other	209,878	233,345
Corporate	32,079	24,724
Consolidated total	3,069,910	3,119,842

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2011	2012
Imaging Products & Solutions
Digital Imaging Products	141,432	108,570
Professional Solutions	73,437	66,184
Other	2,460	6,610
Total	217,329	181,364

Game	140,863	106,451

Mobile Products & Communications
Mobile Communications	—	181,045
Personal and Mobile Products	140,091	111,361
Other	1,504	1,349
Total	141,595	293,755

Home Entertainment & Sound
Televisions	214,038	146,682
Audio and Video	98,341	87,197
Other	2,279	2,087
Total	314,658	235,966

Devices
Semiconductors	102,849	75,779
Components	77,213	79,799
Other	1,297	6,780
Total	181,359	162,358

Pictures	169,251	162,846
Music	100,396	96,770
Financial Services	183,359	230,645
All Other	109,928	121,523
Corporate	16,251	12,981
Consolidated total	1,574,989	1,604,659

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2013.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2011	2012
Japan	968,474	996,620
United States	570,954	472,946
Europe	560,328	593,279
China	268,207	259,599
Asia-Pacific	331,222	382,128
Other Areas	370,725	415,270
Total	3,069,910	3,119,842

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2011	2012
Japan	482,461	525,109
United States	296,556	230,531
Europe	293,486	300,238
China	154,041	137,807
Asia-Pacific	155,177	190,926
Other Areas	193,268	220,048
Total	1,574,989	1,604,659

Major areas in each geographic segment excluding Japan, United States and China are as follows:

       　 (1) Europe:                 United Kingdom, France, Germany, Russia, Spain and Sweden
       　 (2) Asia-Pacific:         India, South Korea and Oceania
       　 (3) Other Areas:        The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2011 and 2012.

12. Subsequent events

On October 19, 2012, as a part of its restructuring of the electronics business operations in Japan, Sony announced the consolidation of manufacturing operations and closure of a manufacturing site to further enhance efficiency.  Sony also announced a headcount reduction at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline those organizations and increase operational efficiency.  The resulting impact of the restructuring to Sony’s consolidated results for the fiscal year ending March 31, 2013 is currently being evaluated.

(2)  Other Information

(1) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 31, 2012 as below:

1. Total amount of interim cash dividends:
12,545 million yen

2. Amount of interim cash dividends per share:
12.50 yen

3. Payment date:
December 3, 2012
Interim cash dividends for the fiscal year ending March 31, 2013 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2012.

(2) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in the secondary batteries market.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of November 9, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

November 9, 2012